Exhibit 4.3

Dated    28th April 2016

(1)    SEADRILL MANAGEMENT AS

(2)    SEADRILL MANAGEMENT LTD

(3)    SEADRILL PARTNERS LLC

Novation and Amendment Agreement in respect of the
Management and Administrative Services Agreement
dated 24 October 2012

THIS NOVATION AND AMENDMENT AGREEMENT (the “Novation Agreement”) is made on 28th April 2016.
BETWEEN:

(1)	SEADRILL MANAGEMENT AS, a company incorporated in Norway and having an office at Løkkeveien 111, 4007 Stavanger, Norway (the “Transferor”);

(2)
SEADRILL MANAGEMENT LTD, a company registered and incorporated in England and Wales with company number 08276358 and having its registered office at 2nd Floor Building 11, Chiswick Business Park 566 Chiswick High Road, London, W4 5YS (the “Transferee”); and

(3)
SEADRILL PARTNERS LLC, a company incorporated in the Marshall Islands and having an office at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, UK (the “Remaining Party”)

(each a “Party” and together the “Parties”).
WHEREAS:

(A)	The Transferor and the Remaining Party entered into a contract for the provision of management and administrative services dated 24 October 2012 (the “Management Agreement”).

(B)	The Transferor wishes to be released and discharged from and the Transferee has agreed to perform and assume the obligations and liabilities under the Management Agreement.

(C)	The Transferee and the Remaining Party wish to amend certain terms of the Management Agreement, as detailed herein, to account for an alteration in the services to be provided.
NOW:
The Parties hereby agree as follows:

1.	Definitions and Interpretation

1.1	Except where the context otherwise indicates or requires, the following terms in this Novation Agreement shall have the following meanings:

1.1.1	“Paragraph” means a paragraph in this Novation Agreement;

1.1.2	“Transfer Date” means 1 April 2013; and

1.1.3
“Transferred Interest” means the Transferor’s undivided legal and beneficial interest in and under the Management Agreement, together with all rights, title, obligations, liabilities and interests attaching thereto.

1.2	In relation to the interpretation of this Novation Agreement:

1.2.1	unless the context otherwise requires, the singular shall be deemed to include the plural and vice versa;

1.2.2
the words and phrases “other”, “including” and “in particular” shall not limit the generality of the preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible; and

1.2.3
reference to any law, statute or other legislative or regulatory order is to the same as amended, modified or replaced from time to time and to any regulation, rule, delegated legislation or order made thereunder.

2.	Novation of Management Agreement

2.1	The Parties agree that, in consideration of the assumption by the Transferee of the Transferred Interest, with effect on and from the Transfer Date, in respect of the Management Agreement:

2.1.4
the Transferor shall cease to be a party to the Management Agreement in respect of the Transferred Interest and the Transferee shall become a party to the Management Agreement in respect of the Transferred Interest and shall assume the liabilities, perform the obligations and be entitled to the rights and benefits therein in place of the Transferor in respect of the Transferred Interest;

2.1.5
the Transferee undertakes and covenants as a separate obligation with the Transferor and the Remaining Party to assume, observe, perform, discharge and be bound by all liabilities and obligations in respect of the Transferred Interest and shall assume the liabilities, perform the obligations and be entitled to the rights and benefits therein in place of the Transferor in respect of the Transferred Interest; and

2.1.6
the Remaining Party and the Transferee shall each release and discharge the Transferor from the observance, performance and discharge of each of the liabilities and obligations assumed by the Transferee in respect of the Transferred Interest pursuant to this Paragraph 2.1 and shall accept the like observance, performance and discharge of those liabilities and obligations of the Transferee in place thereof provided that (without prejudice to the effect of the arrangements in respect of the Transferred Interest) the Transferor shall not be so released and shall retain all such liabilities in cases of its wilful misconduct or fraud or in relation to any transfer which does not comply in all material respects with the provisions of this Novation Agreement;

2.2
Notwithstanding the provisions of Paragraph 2.1, the Transferor shall be bound and continue to be bound by this Paragraph 2.2 (which shall take effect as an agreement separate and independent from the Management Agreement and/or any side agreement), to observe and perform such duties of confidentiality and non-disclosure owed to the other parties to the Management Agreement or any side agreement as would have been applicable to it under the Management Agreement or any side agreement had it continued to be a party to those agreements in respect of the Transferred Interest.

2.3
This Novation Agreement shall be treated as constituting all actions, confirmations, consents and undertakings required of the Transferor, the Transferee and the Remaining Party under the Management Agreement or any side agreement for the purpose of giving effect to the transfer to the Transferee of the Transferred Interest.

2.4
Each reference in this Novation Agreement to the Management Agreement or any side agreement shall be construed and shall have effect as a reference to the same as it may have been supplemented and/or amended and/or novated and/or extended.

3.	Amendment of Management Agreement

3.1	With effect on and from the Transfer Date:

3.1.1	Clause 3.3.10 of the Management Agreement is deleted and replaced with:
“3.3.10    As may be requested by the Board from time to time, the Manager shall either (a) cause certain of its officers or employees or (b) arrange for suitably qualified third party individuals (collectively, the “Manager’s Officers”) to perform as officers of the Company, including in the capacities of Chief Executive Officer and Chief Financial Officer, or provide such general administrative services as may be required by the Company including accounting services, access to and consolidation of information in the Seadrill Group enterprise resource planning systems, and advice and assistance in the general administration and management of the business, with all of the duties of officers of the Company as provided by the Board pursuant to the terms of the Operating Agreement, subject to the sole direction of the Board and subject to clause 9 hereof.”

3.1.2	Schedule 2 of the Management Agreement is deleted in its entirety.

3.1.3	In clause 1.1 of the Management Agreement, the words “and the subsidiaries of the Company listed on Schedule 1 to this Agreement” are deleted and Schedule 1 is deleted in its entirety.

3.1.4
In clause 3.3.3(c) of the Management Agreement, the words “arrange for the Company to settle its debts and accounts payable to third parties as such fall due, while pursuing” are deleted and replaced with “be authorised to make payments to third parties on behalf of the Company using the Company’s funds, and may pursue”.

3.1.5
In clause 3.3.3(d) of the Management Agreement, the words “settle all inter-company accounts between the Company and other companies in the Seadrill Group” are deleted and replaced with “be authorised to make payments to other companies in the Seadrill Group on behalf of the Company using the Company’s funds”.

3.1.6	Clauses 5.1 to 5.4 of the Management Agreement are deleted and replaced with:
“5.1    The Company shall pay to the Manager a fee to be agreed from time to time by the Parties (the “Fee”) for proposed charges including any direct and indirect costs and expenses reasonably incurred by the Manager in connection with the provision of the Management Services.
5.2    The Manager shall deliver an invoice for the Fee to the Company periodically in arrears. Within 30 days following the end of each calendar quarter, the Manager shall prepare a statement of the proposed Fee for providing the Management Services, setting forth the basis for calculation with reference, if relevant, to the relative size of the Company’s operations, in such detail as reasonably required. The Manager shall then deliver an invoice to the Company for the corresponding Fee. The Company shall pay all undisputed charges within 30 days of receipt of the Manager’s invoice.
5.3    All sums payable under this Agreement are exclusive of VAT and any other duty or tax, which shall (if and to the extent applicable) be payable by the Company at the rate and in the manner from time to time prescribed by law, subject to receipt by the Company of a valid VAT invoice.
5.4    Except as otherwise expressly provided in this Agreement or otherwise agreed in writing between the parties, each party shall be responsible for its own costs incurred in preparing and performing its obligations under this Agreement.”

3.1.7	In clause 9.1 of the Management Agreement, the words “shall have an initial term of five (5) years unless” are deleted and replaced with “may be”.

3.1.8	In clause 9.2 of the Management Agreement, the two references to “Manager’s employees” are deleted and replaced with “Manager’s Officers”.

3.1.9
Clause 10 of the Management Agreement is deleted and replaced with “The Manager shall be under no liability of any kind or nature whatsoever in the event of a failure to perform any of the Management Services if such failure is directly or indirectly caused by any event beyond the Manager’s control, including (without limitation) war, war-like activities, government order, riot, civil commotion, strike or lock-out or similar actions, acts of God, perils of the sea or any other similar cause beyond the Manager's control.”

3.1.10
In clause 12 of the Management Agreement, the address of the Company is amended to “Seadrill Partners LLC, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS” and the address of the Manager is amended to “Seadrill Management Ltd, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS”.

4.	Miscellaneous

4.1
This Novation Agreement may be executed in any number of counterparts to the same effect as if the executions on the counterparts were on a single text of this Novation Agreement but shall not be completed and take effect until each Party has executed a counterpart.

4.2
This Novation Agreement shall be governed by and construed in accordance with English law and each of the Transferor, the Transferee and the Remaining Party hereby irrevocably agrees that the courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Novation Agreement and any matter arising in respect of this Novation Agreement.

4.3
Save as expressly provided in this Novation Agreement, all other provisions of the Management Agreement shall remain in full force and effect and shall be binding on the parties thereto, insofar as the same are in force and effect and binding on those parties immediately prior to the date first written above.

4.4
The parties intend that no provision of this Novation Agreement shall, by virtue of the Contracts (Rights of Third Parties) Act 1999, confer any benefit on nor be enforceable by any person who is not a party to this Novation Agreement.

IN WITNESS whereof the Parties have caused this Novation Agreement to be executed and delivered on the day and year first written above.

Signed for and on behalf of
SEADRILL MANAGEMENT AS
/s/ Jon Olav Østhus
Jon Olav Østhus

Signed for and on behalf of
SEADRILL MANAGEMENT LTD
/s/ David Sneddon
David Sneddon

Signed for and on behalf of
SEADRILL PARTNERS LLC
/s/ Mark Morris
Mark Morris

4